___________________________________
						                             	:
         IN THE MATTER OF			        :
                             							:
ALLEGHENY ENERGY, INC. et. al.    		:
                             							:	CERTIFICATE
         File No. 70-8411			       	:  	PURSUANT TO RULE 24
                             							: 	FOR THE QUARTER ENDED
     (Public Utility Holding	    			:  	MARCH 31, 1998
      Company Act of 1935)				      :
___________________________________	:




		Through March 31, 1998, Allegheny Energy, Inc. (Allegheny) has made capital contributions to AYP Capital, Inc. ("AYP Capital") and its subsidiaries totaling $44,710,786.  See attached consolidated financial statements for the quarter ended March 31, 1998.  During the first quarter of 1998, AYP Capital performed studies and completed preliminary development activities in connection with the ownership of companies in the areas of emerging technologies closely related to Allegheny's core business.  Other specific activities performed by
AYP Capital during the first quarter of 1998 are shown below.

I.	Description of Activities

	A.	Consulting and Engineering Services

		AYP Capital provided engineering, consulting, procurement and construction services to nonaffiliated entities and completed development and marketing activities associated with the provision of such services to nonaffiliated entities.

	B.	Energy Management Services - APS Cogenex

		As previously reported, AYP Capital and EUA-Cogenex agreed to cease joint marketing activities for energy management services under the terms of their joint venture agreement for APS Cogenex.  Pending resolution of outstanding jobs, the APS Cogenex joint venture continues to exist.

		AYP Capital developed energy management products and services to be offered to customers in and around the service territory of its affiliates.

	C.	EWGs and FUCOs

		AYP Capital, through the Latin American Energy and Electricity Fund I,
L.P., a limited partnership formed to invest in and develop electric energy opportunities in Latin America, continued to investigate FUCO investments. No new investments were made in the first quarter.  As of the end of the first quarter of 1998, AYP Capital has invested $3,579,227 in
LAEEF.

		AYP Energy continues as an exempt wholesale generator ("EWG") and power marketer.

	D.	Real Estate Activities

		No new activities.

	E.  	Insider Heat Pump Distributorship

		During the first quarter, AYP Capital, Inc., has continued its activities in marketing and selling Insider heat pumps.

	F.	HVAC and Appliance Warranties/Power Quality Devices

		No new activities.

II.	Guarantees or assumption of liabilities by Allegheny on behalf of AYP
Capital or its subsidiaries.

		Allegheny continues to provide a Support Agreement to AYP Energy in connection with a $15 million discretionary line of credit for AYP Energy for the issuance of standby letters of credit for the benefit of AYP Energy's activities.

		Allegheny Energy is providing support to AYP Capital in connection with a $15 million discretionary line of credit for AYP Capital to be utilized by
AYP Capital's subsidiary Allegheny Energy Solutions as working capital.
Allegheny Energy is providing support to AYP Energy trading activities by providing parent guarantees to AYP Energy counterparties.  Through the first quarter of 1998, Allegheny Energy has provided guarantees of support in the amount of $10,000,000.

III.	Services Provided by AYP Capital to Associate Companies

		AYP Capital did not provide any services to associate companies during the first quarter of 1998.




IV.	Factoring Activities

		AYP Capital did not perform any activities associated with the factoring of accounts receivable in the first quarter of 1998.

                   								ALLEGHENY ENERGY, INC.


                   								By  /s/ Thomas K. Henderson
                                   Thomas K. Henderson
 				     				  	                  Vice President


                   								AYP CAPITAL, INC.


                   								By  /s/ Thomas K. Henderson
                        								  	Thomas K. Henderson
                          									Vice President


Dated: May 28, 1998

                                      3